SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Press Release

Prana Chief Scientific Advisor to Give Plenary Lecture at Alzheimer’s Symposium in Stockholm Featuring New Targets and Drugs

Dr. Rudy Tanzi to Discuss PBT2 Trial on Thursday, May 10

Melbourne – 9 May, 2012: Prana Biotechnology (NASDAQ:PRAN; ASX:PBT) today announced that Professor Rudy Tanzi, the Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard University and Prana’s Chief Scientific Advisor will give a Plenary lecture at the International Symposium on Advances in Alzheimer Therapy concerning the role of genetics in the effective treatment of Alzheimer’s Disease (AD). Dr. Tanzi’s commentary will also include information about PBT2 and the ongoing IMAGINE trial. In March 2012, Prana initiated the 12 month Phase II IMAGINE trial testing PBT2, the Company’s drug in development for Alzheimer’s Disease.

The major focus of the 2012 Stockholm meeting will be on new targets and drugs for the treatment of Alzheimer’s Disease. Approx. 1,500 participants, mostly neurologists, psychiatrists, geriatricians and pharmacologists will attend.

Dr. Tanzi said, “Researchers are shifting their focus to the role of metals in neurodegenerative disease, providing data that promotes optimism for the outcome of Prana’s trials. As we learn more about the genetics of Alzheimer’s Disease it appears that the disease is caused by excessive accumulation of the Abeta protein in the brain. Prana’s therapeutic strategy for treating neurodegenerative disease is very different from the anti-beta-amyloid drugs that have failed. I believe that PBT2 has a very good chance of success in its latest trial for treating AD.”

In the IMAGINE Trial, the double blind placebo controlled trial is being conducted on 40 patients with prodromal or mild Alzheimer's Disease. Patients on the trial have been screened using PiB-PET scanning to confirm pre-dosing levels of amyloid in the brain before receiving a single oral capsule of either PBT2 or placebo per day. The Protocol Synopsis can be viewed here: http://www.anzctr.org.au/ACTRN12611001008910.aspx.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Australia

Prana Biotechnology Ltd

T: +61 3 93494906

E: info@pranabio.com

US – Investor Relations

Leslie Wolf-Creutzfeldt

T: 646-284-9472

E: leslie.wolf-creutzfeldt@grayling.com

US - Media

Ivette Almeida

T: 646-284-9455

E: ivette.almeida@grayling.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

May 9, 2012